November 28, 2023

VIA EDGAR CORRESPONDENCE

Deborah O’Neal
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission (the “Commission”)
100 F Street, NE
Washington, DC  20549

Re: Response to Comments on 485(a) filing for Allspring Real Return Fund (the “Fund”), a series of Allspring Funds Trust, Files Nos/ 333-231848 and 811-09253 (the “Registrant”)

Dear Ms. O’Neal:

In response to the comments provided by you on November 14, 2023 to the Registrant’s registration statement filing made on September 29, 2023 pursuant to Rule 485(a) under the Securities Act of 1933 with respect to the Fund (accession no. 0001081400-23-000568), please note the following responses. Capitalized terms not defined below have the meanings set forth in the registration statement filing.

Comments

1.
Comment:
You noted that the Fund’s fee and expense table includes a footnote which states that “[e]xpenses have been adjusted as necessary from amounts incurred during the Fund’s most recent fiscal year to reflect current fees and expenses.” You requested that we explain supplementally the reason for this restatement.

Response:
With respect to the Fund’s Class A and Class C shares, there were contractual changes to the class-level administration fee and expense cap that occurred after the end of the Fund’s fiscal year. Expenses were restated to include these changes. With respect to the Fund’s Administrator Class shares, the financial highlights took into account a payment from the Fund’s transfer agent in connection with resolving certain fee reimbursements. Expenses were restated as it was determined that the effects of this payment should not be included in the expense table in the prospectus. Expenses were not restated with respect to the Fund’s R6 and Institutional Class shares, and we have removed the footnote from the expense table for those classes.

2.
Comment:
You noted that footnote 4 to the Fund’s fee and expense table includes disclosure regarding the Fund’s contractual expense cap, and that such cap has an expiration date of September 30, 2024. You noted that in order for the Registrant to include such expense cap in the prospectus, the expiration date of the cap must be at least one year beyond the date of the prospectus.

Response:
We have extended the terms of the expense cap through September 30, 2025 and have re-calculated the Fund’s example of fund expenses to account for the new expiration date.

3.
Comment:
You requested that we include disclosure in the registration statement to inform shareholders that the board of directors of the Fund’s controlled foreign corporation (CFC) agrees to designate an agent for service of process in the United States.

Response:
We have added the requested disclosure to the Fund’s SAI.

4.          Comment:
 You noted that Form N-1A requires the Fund to have a broad-based index as its primary benchmark and that a custom blended benchmark cannot be used as the Fund’s primary benchmark.

             Response:
We note that as the Fund may invest in both equity and fixed income securities, the Fund has designated both the Bloomberg U.S. Aggregate Bond Index and the Russell 3000 Index as its primary benchmarks. The Fund’s custom blended benchmark is intended to be used only as a secondary benchmark.

5.
Comment:
You noted that the Fund’s prospectus discloses that it utilizes three derivatives overlays as part of its principal investment strategy. You asked that we consider adding additional disclosure regarding these overlays.

Response: We have added additional disclosure describing these overlays to the Fund’s prospectus.

6.
Comment:
You noted that in the section of the prospectus entitled “Management of the Fund”, the Registrant discloses that the management fee paid to the Fund’s investment manager for the previous fiscal year equaled 0.31% of the Fund’s average daily net assets. You further noted that the Fund’s fee and expense table indicated that the Fund’s management fee equaled 0.45%, and asked that we explain the differences.

Response:
We note that the management fee paid that is disclosed in the “Management of the Fund” section of the prospectus is net of applicable expense waivers and reimbursements and that this is the reason for the difference in numbers between the two tables.

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As stated previously, we completed a Form N-1A filing for the Fund pursuant to Rule 485(a) under the Securities Act of 1933 on September 29, 2023. We intend to complete the Form N-1A filing for the Fund pursuant to Rule 485(b) under the Securities Act of 1933 on or about November 28, 2023. Such filing will incorporate your comments, where applicable, as outlined in this letter, and will make other non-material changes.

Please feel free to call me at (617) 895-9401 if you have any questions or comments with respect to this matter.

Sincerely,

/s/
Maureen Towle
Senior Counsel
ALLSPRING FUNDS MANAGEMENT, LLC